U.S. SECURITIES AND EXCHANGE COMMISSION

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

   Vassell      William      C.
   (Last)       (First)      (Middle)

   c/o Command Security Corporation
   Lexington Park, Route 55

   (Street)

   Lagrangeville,   NY         12540
   (City)           (State)    (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Command Security Corporation     (CMMD)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   11/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
    _X (1)_ Director                      _ X _ 10% Owner
    __ X __ Officer (give title below)    _____ Other (specify below*)

    Chairman of the Board, CEO and President

7. Individual or Joint/Group Filing (Check Applicable Line)

   _ X _ Form filed by One Reporting Person
   _____ Form filed by More than One Reporting Person


Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned

1. Title of Security (Instr. 3)

   Common Stock, par value $.0001

2. Transaction Date



3. Transaction Code
   (Instr. 8)
   Code

         V

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)        Price


5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   1,030,000

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially
Owned (e.g. puts, calls, warrants, options, convertible securities)

 1. Title Derivative Security (Instr. 3)

    Warrants
    Warrants

 2. Conversion or Exercise Price Of Derivative Security

    $1.25
    $1.25

 3. Transaction Date M/D/Y

    11/13/00
    11/13/00

 4. Transaction Code (Inst. 8)

    A
    A

 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)




 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercised     Expiration Date

    11/13/01 (2)       11/13/05
    3/31/02            11/13/05

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares

    Common                   204,485
    Common                   1,012,959 (3)

 8. Price of Derivative Security (Instr. 5)

 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    0
    0

10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)

    D
    D

11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses:

(1) Mr. Vassell has been Chairman of the Board since 1983. A new employment agreement dated September 12, 2000 has expanded his responsibilities within the corporation, he now also serves as CEO and President of the Company.
(2) The Warrant may not be exercised until, and only to the extent of, exercise by Reliance Security Group plc of a Warrant issued to Reliance.
(3) One-third of the shares covered by the Warrant shall become exercisable if the Company's earnings before taxes exceeds certain projections set forth in a confidential letter agreement between the Company and Mr. Vassell dated September 12, 2000. The Warrant becomes exercisable with respect to two-thirds of the shares covered by the Warrant, if the Company's earnings before taxes for the year ended March 31, 2003 exceed the projected earnings before taxes for that year. All of the shares covered by the Warrant become exercisable if the Company's earnings before taxes for the year ended March 31, 2004 exceed the projected amount of earnings before taxes for that year.

/s/ William C. Vassell                    December 11, 2000
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**Signature of Reporting Person           Date

** Intentional misstatements or omissions of fact constitute Federal criminal violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.